As filed with the Securities and Exchange Commission on November 23, 2020
Registration No. 333-240094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
POST-EFFECTIVE AMENDMENT NO. 1
to
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
__________________
FIAT CHRYSLER AUTOMOBILES N.V.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
__________________

The Netherlands	3711	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
__________________
Richard K. Palmer
25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Name, address, including zip code and telephone number including area code, of agent for service)
__________________
Copies to:

Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Tel. No.: 212-558-4000	Giorgio Fossati Fiat Chrysler Automobiles N.V. 25 St. James’s Street London SW1A 1HA United Kingdom Tel. No.: +44 (0)20 7766 0311	George Stephanakis Cravath, Swaine & Moore LLP CityPoint, 1 Ropemaker Street London EC2Y 9HR United Kingdom Tel. No.: +44 (0)20 7453 1040	Mark Rollinger Peugeot S.A. Route de Gisy 78140 Vélizy-Villacoublay France Tel No.: +33 (0) 1 55 948100
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Approximate date of commencement of proposed sale to the public: As promptly as practicable after the date this Registration Statement becomes effective and upon the satisfaction or waiver of all other conditions to the consummation of the merger described in this prospectus.
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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   333-240094
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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EXPLANATORY NOTE

We are filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) of the Securities Act of 1933, as amended, for the sole purpose of filing additional exhibits to the Registration Statement No. 333-240094. Accordingly, this Post-Effective Amendment No. 1 will become effective immediately upon filing with the Securities and Exchange Commission.

Item 21. Exhibits and Financial Statements Schedules.
(a) Exhibits
The following exhibits are filed as part of this Registration Statement, unless otherwise indicated.

2.1	Combination Agreement by and between Fiat Chrysler Automobiles N.V. and Peugeot S.A., dated as of December 17, 2019 (included as Appendix A to the prospectus forming part of this registration statement)
2.2	Amendment to Combination Agreement by and between Fiat Chrysler Automobiles N.V. and Peugeot S.A., dated as of September 14, 2020 (included as Appendix B to the prospectus forming part of this registration statement)
2.3***	English version of the Common Draft Terms of the Cross-Border Merger, between Fiat Chrysler Automobiles N.V. and Peugeot S.A., dated as of October 27, 2020
3.1
English translation of the Articles of Association of Fiat Chrysler Automobiles N.V. (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to Registration Statement on Form F-1, filed with the SEC on December 4, 2014, File No. 333-199285)

3.2
English translation of the Deed of Incorporation of Fiat Chrysler Automobiles N.V. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-4, filed with the SEC on July 3, 2014, File No. 333-197229)

3.3	English translation of the Form of Articles of Association of Stellantis at the Governance Effective Time (included as Appendix F to the prospectus forming part of this registration statement)
3.4***	Form of Regulations of the Board of Directors of Stellantis
4.1	Terms and Conditions of the Global Medium Term Notes (incorporated by reference to Exhibit 4.1 to Registration Statement on Form F-4, filed with the SEC on July 3, 2014, File No. 333-197229)
4.2
Deed of Guarantee, dated as of March 19, 2013, by Fiat S.p.A. in favor of the Relevant Account Holders and the holders for the time being of the Global Medium Term Notes and the interest coupons appertaining to the Global Medium Term Notes (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-4, filed with the SEC on July 3, 2014, File No. 333-197229)

4.3
Indenture, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, relating to senior debt securities (incorporated by reference to Exhibit 4.1 to Report on Form 6-K, filed with the SEC on April 16, 2015, File No. 001-36675)

4.4	Form of 5.250% Global Security for Exchange Notes due 2023 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-4, filed with the SEC on May 19, 2015, File No. 333-204303)
There have not been filed as exhibits to this Form F-4 certain long-term debt instruments, none of which relates to indebtedness that exceeds 10% of the consolidated assets of Fiat Chrysler Automobiles N.V. Fiat Chrysler Automobiles N.V. agrees to furnish the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Fiat Chrysler Automobiles N.V. and its consolidated subsidiaries.
5.1*****	Opinion of De Brauw Blackstone Westbroek N.V. as to the legality of the securities being registered
8.1*****	Opinion of Loyens & Loeff N.V. with respect to material Dutch tax consequences of the transaction
8.2*****	Opinion of Bredin Prat S.A.S. with respect to material French tax consequences of the transaction
8.3*****	Opinion of Cravath, Swaine & Moore LLP with respect to material U.S. tax consequences of the transaction
8.4*****	Opinion of Sullivan & Cromwell LLP with respect to material U.K. tax consequences of the transaction
8.5*****	Opinion of Maisto e Associati with respect to material Italian tax consequences of the transaction
10.1	Fiat Chrysler Automobiles N.V. Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 33-201440)
10.2	Fiat Chrysler Automobiles N.V. Remuneration Policy (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, filed with the SEC on January 12, 2015, File No. 333-201440)
10.3
Undertaking letter, dated December 17, 2019, by and between Exor N.V. and Fiat Chrysler Automobiles N.V. (incorporated by reference to Exhibit 4.4 to Annual Report on Form 20-F, filed with the SEC February 25, 2020, File No. 001-36675)

10.4
Undertaking letter, dated December 17, 2019, by and among Bpifrance Participations S.A., Lion Participations S.A.S. and Peugeot S.A. (incorporated by reference to Exhibit 4.7 to Annual Report on Form 20-F, filed with the SEC February 25, 2020, File No. 001-36675)

10.5
Undertaking letter, dated December 17, 2019, by and among Dongfeng Motor Group Co. Ltd., Dongfeng Motor (Hong Kong) International Co Ltd. and Peugeot S.A. (incorporated by reference to Exhibit 4.6 to Annual Report on Form 20-F, filed with the SEC February 25, 2020, File No. 001-36675)

10.6
Undertaking letter, dated December 17, 2019, by and among Établissements Peugeot Frères S.A., FFP S.A. and Peugeot S.A. (incorporated by reference to Exhibit 4.5 to Annual Report on Form 20-F, filed with the SEC February 25, 2020, File No. 001-36675)

10.7**	Undertaking letter, dated September 14, 2020, by and between Exor N.V. and Fiat Chrysler Automobiles N.V.
10.8**	Undertaking letter, dated September 17, 2020, by and among Bpifrance Participations S.A., Lion Participations S.A.S. and Peugeot S.A.

10.9**	Undertaking letter, dated September 14, 2020, by and among Dongfeng Motor Group Co. Ltd., Dongfeng Motor (Hong Kong) International Co Ltd. and Peugeot S.A.
10.10**	Undertaking letter, dated September 14, 2020, by and among Établissements Peugeot Frères S.A., FFP S.A. and Peugeot S.A.
21.1	Subsidiaries (incorporated by reference to Exhibit 8.1 to Annual Report on Form 20-F, filed with the SEC on February 25, 2020, File No. 001-36675)
23.1*****	Consent of EY S.p.A.
23.2*****	Consent of Ernst & Young et Autres and Mazars
23.3*****	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)
23.4*****	Consent of Loyens & Loeff N.V. (included in Exhibit 8.1)
23.5*****	Consent of Bredin Prat S.A.S. (included in Exhibit 8.2)
23.6*****	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.3)
23.7*****	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.4)
23.8*****	Consent of Maisto e Associati (included in Exhibit 8.5)
24.1*	Power of Attorney
99.1*	Consent of Carlos Tavares
99.2*****	Consent of Goldman Sachs International
99.3*	Consent of d’Angelin & Co.
99.4**	Consent of Perella Weinberg UK Limited
99.5**	Consent of Fiona Clare Cicconi
99.6**	Consent of Wan Ling Martello
99.7**	Consent of James Kevin Scott
99.8***	Consent of Henri de Castries
99.9***	Consent of Jacques de Saint-Exupéry
99.10***	Consent of Nicolas Dufourcq
99.11***	Consent of Ann Frances Godbehere
99.12***	Consent of Robert Peugeot
99.13****	Board Report of Fiat Chrysler Automobiles N.V. with respect to the Common Draft Terms of the Cross-Border Merger between Fiat Chrysler Automobiles N.V. and Peugeot S.A.
99.14	Notice and Shareholders' Circular of the Fiat Chrysler Automobiles N.V. extraordinary general meeting scheduled for January 4, 2021
99.15	Notice of the Peugeot S.A. extraordinary meeting of shareholders scheduled for January 4, 2021
99.16	Notice of the Peugeot S.A. special meeting of shareholders entitled to double voting rights scheduled for January 4, 2021
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*    Previously filed with the SEC with the Form F-4 filed on July 24, 2020.
**    Previously filed with the SEC with Amendment No. 1 to Form F-4 filed on September 28, 2020.
***    Previously filed with the SEC with Amendment No. 2 to Form F-4 filed on November 5, 2020.
****    Previously filed with the SEC with Amendment No. 3 to Form F-4 filed on November 16, 2020.
*****    Previously filed with the SEC with Amendment No. 4 to Form F-4 filed on November 18, 2020

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on this 23rd day of November, 2020.

Fiat Chrysler Automobiles N.V.

By:	/s/ Richard K. Palmer
Name:	Richard K. Palmer
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 23, 2020:

Name	Title
*
John Elkann	Chairman and Director
*
Michael Manley	Principal Executive Officer and Director
/s/ Richard K. Palmer
Richard K. Palmer	Principal Financial Officer and Director
*
Jon K. Nelson	Controller
*
John Abbott	Director
*
Andrea Agnelli	Director
*
Tiberto Brandolini d’Adda	Director
*
Glenn Earle	Director
*
Valerie A. Mars	Director
*
Ronald L. Thompson	Director
*
Michelangelo A. Volpi	Director
*
Patience Wheatcroft	Director
*
Ermenegildo Zegna	Director
*
Christopher J. Pardi	Authorized Representative in the United States

By:	/s/ Richard K. Palmer
Richard K. Palmer
Attorney-in-Fact